SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, Massachusetts 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard, Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066	General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. c/o General Catalyst Partners 20 University Road, 4th Floor Cambridge, MA 02138 Attn: Christopher McCain, Chief Legal Officer (617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$106,255,123,12	$12,878.12

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; and (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by WC SACD One, Inc., a Delaware corporation (“WC SACD”), WC SACD One Parent, Inc., a Delaware corporation and wholly-owned subsidiary of WC SACD (“Parent”), WC SACD One Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser”), iSubscribed Inc., a Delaware corporation (“iSubscribed”), WndrCo Holdings, LLC, a Delaware limited liability company (“WndrCo”), General Catalyst Group IX, L.P., a Delaware limited partnership, and GC Entrepreneurs Fund IX, L.P., a Delaware limited partnership (together with General Catalyst Group IX, L.P., the “GC Funds”). WC SACD, which is the parent company to Parent and Purchaser, was originally formed as a limited liability company known as “WC SACD One, LLC” and was converted into a corporation on October 29, 2018. As such, all references in the Offer to Purchase (as defined below) to WC SACD prior to October 29, 2018 refer to WC SACD One, LLC. WC SACD is a newly formed joint venture of iSubscribed, WndrCo, and the GC Funds, which was formed in order to engage in acquisition discussions with the Company related to the proposed transaction. WC SACD, Parent, Purchaser, iSubscribed, WndrCo, and the GC Funds are collectively referred to as the “Bidders”.

This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (“the Shares”) of common stock, par value $0.01 per share, of the Company, at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically contained herein.

Items 1 and 2; Items 4 through 9; Item 11.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 and 2, Items 4 through 9 and Item 11 in this Schedule TO.

Item 3. Identity and Background of Filing Person.

(a)—(b) Name and Address; Business and Background of Entities. All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference.

(c)(1)—(c)(2) Business and Background of Natural Persons. All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference.

(c)(3)—(c)(4) Business and Background of Natural Persons. Except as set forth below, during the past five years none of the Bidders has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On August 21, 2018, the Securities and Exchange Commission (the “SEC”) entered an Order Instituting Cease-and-Desist Proceedings Pursuant To Section 8a of the Securities Act of 1933 And Section 21C of the Securities Exchange Act of 1934, Making Findings, And Imposing Remedial Sanctions and a Cease-And-Desist Order under which the SEC settled charges against Hari Ravichandran in connection with the SEC’s investigation of material misrepresentations and omissions in subscriber metrics of Endurance International Group Holdings, Inc. (“Endurance”) during the period beginning October 2013 and ending February 2015.

Mr. Ravichandran served as Chief Executive Officer and as a director of Endurance during this period. The SEC alleged that while in possession of information regarding the subscriber error, Mr. Ravichandran reported Endurance’s overstated subscriber metrics to the investing public in quarterly earnings calls and other investor presentations, and signed certifications as to the effectiveness of Endurance’s disclosure controls and the accuracy of Endurance’s periodic reports for fiscal year 2014. The SEC ordered Mr. Ravichandran to cease and desist from committing or causing any violations and any future violations of Sections 13(a) and 13(b)(2)(A) of the Securities Exchange Act of 1934 and Rules 12b-20, 13a-1, 13a-11 and 13a-13 thereunder, and Section 17(a)(2) of the Securities Act of 1933, and Mr. Ravichandran paid disgorgement in the principal amount of $953,005.65, prejudgment interest in the amount of $114,620.02, and a civil monetary penalty in the amount of $320,000, for a total of $1,387,625.67, to the SEC. There was no admission of liability by Mr. Ravichandran and the Order does not impose any bar by the SEC on the activities of Mr. Ravichandran.

(c)(5) Business and Background of Natural Persons. All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

See Exhibit Index.

Item 13. Information Required by Schedule 13E-3.

The Filing Persons will file a separate Schedule 13E-3 and all information contained in the Schedule 13E-3, the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2018

WC SACD ONE MERGER SUB, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE PARENT, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

ISUBSCRIBED INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WNDRCO HOLDINGS, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

GENERAL CATALYST GROUP IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC ENTREPRENEURS FUND IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P.
its General Partner

By:	General Catalyst GP IX, LLC
its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase, dated November 29, 2018.*

(a)(1)(B)	Letter of Transmittal, dated November 29, 2018.*

(a)(1)(C)	Notice of Guaranteed Delivery, dated November 29, 2018.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2018.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2018.*

(a)(2)	Solicitation/Recommendation Statement, dated November 29, 2018 (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).*

(a)(5)(A)	Joint Press Release by Intersections Inc. and WC SACD One Parent, Inc., dated October 31, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on October 31, 2018).

(a)(5)(B)	Press Release by WC SACD One, Inc., dated November 29, 2018.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated October 31, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated as of November 28, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(d)(3)	Note Purchase and Exchange Agreement, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., Loeb Holding Corporation, and David A. McGough (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(4)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and David A. McGough (incorporated herein by reference to Exhibit 99.5 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(5)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 4 filed by Loeb Holding Corporation with the Securities and Exchange Commission on October 31, 2018).

(d)(6)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Michael Stanfield (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

(d)(7)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.5 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

Index No.

(d)(8)

Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and David A. McGough (incorporated herein by reference to Exhibit 99.9 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(9)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation (incorporated herein by reference to Exhibit 99.8 of Schedule 13D filed by WC SACD Merger Sub, Inc. with the Securities and Exchange Commission on November 13, 2018).

(d)(10)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield (incorporated herein by reference to Exhibit 99.9 of Schedule 13D filed by WC SACD Merger Sub, Inc. with the Securities and Exchange Commission on November 13, 2018).

(d)(11)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.10 of Schedule 13D filed by WC SACD Merger Sub, Inc. with the Securities and Exchange Commission on November 13, 2018).

(d)(12)	Registration Rights Agreement, dated as of October 31, 2018, by and among Intersections, Inc., WC SACD One Parent, Inc. and certain stockholders of Intersections Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(13)	Binding Term Sheet, dated as of October 31, 2018, by and among WC SACD One, Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and iSubscribed Inc. (incorporated herein by reference to Exhibit 99.13 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(14)	Equity Commitment Letter, dated as of October 31, 2018, by and among WC SACD One Parent, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(15)	Equity Commitment Letter, dated as of October 31, 2018, by and among WC SACD One, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 99.2 to Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(16)	Limited Guaranty, dated as of October 31, 2018, by and among WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and iSubscribed Inc. in favor of Intersections Inc. (incorporated herein by reference to Exhibit 99.3 of Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(17)	Continuity Agreement Term Sheet, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael R. Stanfield (incorporated herein by reference to Exhibit (e)(18) of Schedule 14D-9 filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(d)(18)	Joint Filing Agreement, dated as of November 29, 2018, by and among WC SACD One, Inc., WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P. and GC Entrepreneurs Fund IX, L.P.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders.